Exhibit 99.1

Marti and Tensor Partner to Deploy Autonomous Vehicles in Türkiye

Istanbul, Türkiye, July 13, 2026 - Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility super app, and Tensor, a pioneer in personal autonomous vehicles, today announced a multi-year strategic partnership to purchase and deploy Tensor autonomous vehicles (“AVs”) on Marti’s mobility platform in cities across Türkiye.

Marti currently offers ride-hailing services in 20 cities across Türkiye representing approximately 80% of the country’s GDP, including Istanbul, Ankara, Izmir, Kocaeli, Bursa, Antalya, Konya, Adana, Mersin, Gaziantep, Tekirdağ, Manisa, Kayseri, Muğla, Sakarya, Samsun, Eskişehir, Denizli, Aydın, and Yalova. Following launch, Marti platform consumers will be able to hail Tensor autonomous vehicles directly within the Marti app.

Founded in Silicon Valley in 2016, Tensor is the first company to develop a Level 4 autonomous vehicle designed from the ground up for both personal ownership and professional fleet operations. Leveraging a decade of AV development and holding California’s second-ever driverless testing permit for passenger vehicles, Tensor revealed the world’s first personal Robocar in August 2025. While purpose-built for private owners, the platform is fully functional for fleet deployment, featuring native ride-share capabilities that allow the vehicle to be seamlessly integrated into global autonomous mobility networks. To maximize fleet uptime and performance, Tensor’s architecture features a vertically integrated compute and sensor stack alongside proprietary sensor cleaning technology, enabling rapid scaling of operational design domains and seamless enhancements via deep over-the-air (“OTA”) updates that extend down to the firmware level.

The Tensor Robocar is powered by its proprietary supercomputer which includes 8x Thor-X NVIDIA GPU’s, which supports its sophisticated onboard AI and a safety-first architecture utilizing high-redundancy systems.

“Our strategic collaboration with Marti is a bold step in our mission to democratize autonomy and bring a premium autonomous experience to Marti platform consumers,” said Dr. Jay Xiao, CEO of Tensor. “Building on our recent partnership announcements in the USA, UAE, and Europe, this partnership reaffirms our global commitment to bringing the luxury of safe, efficient, and scalable autonomous mobility to the world. Together with Marti, we are excited to deliver the cutting edge of transportation technology to platform consumers across Türkiye.”

“As Türkiye’s leading urban mobility platform, Marti has consistently pioneered the introduction of new tech-enabled transportation services across the country. We are proud to build on this track record by working to introduce autonomous ride-hailing to Türkiye in partnership with Tensor,” commented Oguz Alper Oktem, Founder and Chief Executive Officer of Marti. “With our extensive field operations team, established infrastructure, and approximately 7.8 million all-time unique platform consumers, Marti is well positioned to support the rapid, safe deployment of Tensor’s autonomous vehicle fleet in the years ahead.”

About Tensor

Tensor is an American AI company dedicated to building agentic products that empower people. Its flagship product, the Tensor Robocar, is the world’s first personal Robocar and the first AI agentic vehicle—fully autonomous, automotive-grade, and engineered for private ownership at scale. Founded in 2016 in Silicon Valley and headquartered in San Jose, California, Tensor maintains a global footprint with offices in Barcelona, Singapore, and Dubai.

Since its inception, Tensor has consistently led the autonomous mobility landscape. The company secured its first California public road testing permit in 2017 and subsequently achieved two historic regulatory milestones: becoming the second company in California history to receive a CPUC permit for public RoboTaxi testing (2019) and the second to obtain a DMV permit for fully driverless passenger vehicle operation (2020). Today, Tensor continues to pioneer the future of Agentic AI by delivering Level 4 autonomous technology to both global ride-hailing networks and private owners.

About Marti

Founded in 2018, Marti is Türkiye’s leading mobility app, offering a wide variety of transportation services. Marti operates a ride-hailing service that matches riders with car, motorcycle, and taxi drivers; offers delivery services; and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact and generally relate to future events, hopes, intentions, strategies, or performance may be deemed to be forward-looking statements, including, without limitation, statements regarding the anticipated benefits, scope, timing, and impact of Marti’s strategic partnership with Tensor, the expected deployment, performance, safety, and regulatory approval of autonomous vehicles in Türkiye, the potential market adoption of autonomous ride-hailing services, and the Company’s expectations with respect to its operations, expansion plans, technology development, and future growth. These forward-looking statements are based on management’s current expectations and beliefs as of the date they are made. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

investor.relations@marti.tech

Tensor Media Relations

press@tensor.ai